volaris

Volaris Reports March 2025 Traffic Results: Load Factor of 84%

Mexico City, Mexico, April 7, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) ("Volaris" or "the Company"), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its **March 2025** preliminary traffic results.

In March, Volaris' ASM capacity increased by 10.9% year-over-year, while RPMs for the month grew by 7.8%. Mexican domestic RPMs increased 9.9%, while international RPMs increased 4.6%. As a result, the load factor decreased by 2.4 percentage points year-over-year to 84.4%. During the month, Volaris transported 2.6 million passengers.

Enrique Beltranena, Volaris' President and CEO, said: "March domestic load factor remains stable, indicating our effective approach to capacity management and fare modulation. Meanwhile, international cross-border demand continues to show limited elasticity. Across both domestic and international markets, VFR segments have maintained steady levels. Additionally, the shift of the Easter holiday into April this year contributed to some of the reduced load factors observed. We will continue to monitor forward booking patterns and adjust capacity to match demand accordingly."

	Mar 2025	Mar 2024	Variance	YTD Mar 2025	YTD Mar 2024	Variance
RPMs (million, scheduled & charter)						
Domestic	1,596	1,452	9.9%	4,536	4,329	4.8%
International	964	922	4.6%	2,926	2,817	3.9%
Total	**2,560**	**2,374**	**7.8%**	**7,462**	**7,146**	**4.4%**
ASMs (million, scheduled & charter)						
Domestic	1,786	1,576	13.3%	5,108	4,768	7.1%
International	1,248	1,160	7.6%	3,629	3,449	5.2%
Total	**3,034**	**2,736**	**10.9%**	**8,737**	**8,217**	**6.3%**
Load Factor (%, RPMs/ASMs)						
Domestic	89.4%	92.1%	(2.8) pp	88.8%	90.8%	(2.0) pp
International	77.2%	79.5%	(2.2) pp	80.6%	81.7%	(1.0) pp
Total	**84.4%**	**86.8%**	**(2.4) pp**	**85.4%**	**87.0%**	**(1.6) pp**
Passengers (thousand, scheduled & charter)						
Domestic	1,932	1,674	15.3%	5,408	4,985	8.5%
International	663	636	4.2%	2,010	1,939	3.7%
Total	**2,595**	**2,310**	**12.3%**	**7,418**	**6,924**	**7.1%**

The information included in this report has not been audited and does not provide information on the Company's future performance. Volaris' future performance depends on several factors. It cannot be inferred that any period's performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

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Glossary Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown. Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown. Load factor: RPMs divided by ASMs and expressed as a percentage. Passengers: The total number of passengers booked on all flight segments. Investor Relations Contact Ricardo Martínez / ir@volaris.com Media Contact Israel Álvarez / ialvarez@gcya.net About Volaris *Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 229 and its fleet from 4 to 146 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.